FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 30, 2024 of OceanPal Inc. (the "Company"), announcing that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Richland Bulk Pte. Ltd., for its Capesize dry bulk vessel, the m/v Baltimore. The Company also announced that it has signed, through the same wholly-owned subsidiary, a Memorandum of Agreement to sell to a third party, the 2005-built vessel “Baltimore.”

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 30, 2024
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
MargaritaVeniou
Chief Corporate Development and Governance Officer
and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES TIME CHARTER CONTRACT
FOR M/V BALTIMORE WITH RICHLAND BULK AND THE SALE
 OF M/V BALTIMORE

ATHENS, GREECE, April 30, 2024 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Richland Bulk Pte. Ltd., for its Capesize dry bulk vessel, the m/v Baltimore. The gross charter rate is US$22,000 per day minus a 5% commission paid to third parties, for a period until minimum September 15, 2024 up to maximum November 15, 2024. The charter is expected to commence in mid-May. The m/v Baltimore is currently chartered to Richland Bulk Pte. Ltd., at a gross charter rate of US$13,500 per day, minus a 5% commission paid to third parties.

The “Baltimore” is a 177,243 dwt Capesize dry bulk vessel built in 2005.

The employment of “Baltimore” is anticipated to generate approximately US$2.64 million of gross revenue for the scheduled period of the time charter.

The Company also announced that it has signed, through the same wholly-owned subsidiary, a Memorandum of Agreement to sell to a third party, the 2005-built vessel “Baltimore”, with delivery to the buyer latest by November 20, 2024, for a sale price of US$18.25 million before commissions.

Upon completion of the aforementioned sale, OceanPal Inc.’s fleet will consist of 4 dry bulk vessels (1 Capesize and 3 Panamax). A table describing the current OceanPal Inc. fleet can be found on the Company’s website, www.oceanpal.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.